

Mailstop 4631

December 23, 2016

<u>Via E-Mail</u>
Ms. Shefali Vibhakar
President
Genesys Industries, Inc.
1914 24th Avenue E
Palmetto, Florida 34221

   Re: Genesys Industries, Inc.
     Amendment No. 4 to Registration Statement on Form S-1
     Filed December 15, 2016
     File No. 333-213387

Dear Ms. Vibhakar:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2016 letter.

<u>Financial Statements for the Period Ended September 30, 2016</u>

<u>Condensed Statements of Operations, page F-14</u>

1. We have reviewed your response to prior comment 4. As previously requested, please revise the presentation of basic and diluted loss per common share on the face of your statements of operations to indicate that basic and diluted loss per common share were $0.00 and $(0.02) for the three months ended September 30, 2016 and 2015, respectively.

<u>Note 7 - Subsequent Events, page F-18</u>

2.   We have reviewed your response to prior comment 5. We note that you now disclose you performed an evaluation of subsequent events through the date that the financial statements were available to be issued on November 28, 2016. However, you also disclose that you performed an evaluation of subsequent events through the date of the filing. Please revise your disclosure to state that you either (1) performed an evaluation of subsequent events through the date that the financial statements were available to be issued on November 28, 2016, or that you (2) performed an evaluation of subsequent events through the date the financial statements were issued (and include such date), as applicable. Your inclusion of "and through the date of the filing" does not meet the disclosure requirements set forth in ASC 855-10-50-1.

        You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or Anne McConnell (Staff Accountant) at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

                                        Sincerely,

                                        /s/ Asia Timmons-Pierce, *for*

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Faiyaz Dean
        Dean Law Corp.